
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Confidential Management Financial Services, Inc.
Troy Michigan

We have audited the accompanying statement of financial condition of Confidential Management Financial Services, Inc., (a Michigan corporation), as of June 30, 2017, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Confidential Management Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Confidential Management Financial Services, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included in this report have been subjected to audit procedures performed in conjunction with the audit of Confidential Management Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Confidential Management Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
August 3, 2017

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2017

ASSETS

ASSETS

Cash	$	13,784
Commissions receivable		12,470
TOTAL ASSETS		26,254

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	12,087
Accounts payable	1,114
TOTAL LIABILITIES	13,201

STOCKHOLDERS' EQUITY

Common stock (50,000 shares authorized, 10,000 shares issued and outstanding)	10,000
Retained earnings	3,053
TOTAL STOCKHOLDERS' EQUITY	13,053

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	26,254